Exhibit 99.2

AMENDMENT AGREEMENT

July 18, 2022

1.	Securities Purchase Agreement. Reference is made to that certain Securities Purchase Agreement (the “SPA”), dated April 18, 2022, by and between G Medical Innovations Holdings Ltd., a company organized in the Cayman Islands (the “Company”) and Armistice Capital Master Fund Ltd. (the “Purchaser”), which sets forth the terms and agreements governing a private placement of the Company’s securities (the “April 2022 PIPE”). Pursuant to Section 5.5 of the SPA, as the Purchaser having purchased greater than 50.1% of the interests of the Company sold to investors in the April 2022 PIPE, the Company and the Purchaser hereby agree as follows:

1.1.	The definition of “Common Warrants” in the SPA is hereby amended and replaced by “means the Ordinary Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which Warrants shall have a term of exercise equal to 6 years from the date of initial exercisability, substantially in the form of Exhibit A attached hereto”.

1.2.	Section 4.12(a) of the SPA is hereby amended such that the Restricted Period shall run from the date of this Letter Agreement until and including September 15, 2022.

2.	The Purchaser hereby releases any and all claims for damages (in contract, tort and equity) it has or may have under (i) Section 4.12(a)(ii) of the SPA arising from or relating to the Company’s filing of a registration statement on Form F-3 (File No. 333-266090) on July 11, 2022, and, in consideration of the Company’s promises and agreements set forth herein and in that certain letter agreement between the Company and Purchaser dated on or about July 18, 2022 (the “Letter Agreement”), agrees to waive any claim that such filing constitutes a breach of the SPA and (ii) Section 4.12(a)(i) of the SPA arising from or relating to the Company’s issuance of securities as contemplated by the Letter Agreement and agrees to waive any claim that such issuance, entering into agreements related to such issuance or announcing such issuance constitutes a breach of the SPA.

3.	Ordinary Share Purchase Warrant. Reference is made to those certain Ordinary Share Purchase Warrants dated February 2, 2022, and April 20, 2022 (collectively, the “Warrants”), by and between the Company and the Purchaser. The Company and the Purchaser hereby agree as follows:

3.1.	In consideration for exercising at least $2.0 million of Warrants held by the Purchaser at a reduced exercise price of $0.84 as described in the Letter Agreement, the balance of Warrants held by the Purchaser will be aggregated into a new warrant; such warrant shall be substantially in the form of the Warrants, be initially exercisable commencing six (6) months following the date of the issuance thereof, have a term of exercise until April 20, 2028, at an exercise price equal to $0.93, and include new Warrant Shares in connection with the Letter Agreement.

4.	Other Provisions. Except as expressly set forth above, all of the terms and conditions of the SPA shall continue in full force and effect after the execution of this Agreement and shall not in any way be changed, modified, or superseded unless set forth in a subsequent agreement executed by the Company and the Purchaser.

5.	Definitions. All capitalized terms not otherwise defined herein shall have the meanings given to them in the SPA.

6.	Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

7.	Headings. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.

8.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Yacov Geva
Name:	Yacov Geva
Title:	CEO

Armistice Capital Master Fund Ltd.

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	CIO of Armistice Capital, LLC, the Investment Manager